UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009699

February 19, 2004

Patricia J. Martin
Vice-President, Deputy General Counsel
and Secretary
Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, IA 50208-0039

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/19/2004

Re: Maytag Corporation
Incoming letter dated January 9, 2004

Dear Ms. Martin:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to Maytag by Nick Rossi. We also have received a letter on the proponent's behalf dated January 23, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 08 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

63541

Maytag Corporation
403 West Fourth Street North
P.O. Box 39
Newton, Iowa 50208-0039
Tel: 641-792-7000

January 9, 2004

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Nick Rossi (Poison Pill) for Inclusion in The Maytag Corporation 2004 Proxy Statement

Dear Sir or Madam:

On November 25, 2003, Maytag Corporation ("Maytag") received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Mr. Nick Rossi (the "Proponent"), with Mr. John Chevedden acting as his proxy, for inclusion in the proxy statement (the "2004 Proxy Statement") to be distributed to Maytag's shareholders in connection with its 2004 Annual Meeting

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Maytag's intention to exclude parts of the Proposal from the 2004 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Maytag excludes these parts of the Proposal from its proxy materials.

Further, in accordance with Commission Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Maytag the undersigned hereby files six copies of this letter and the Proposal and accompanying attachments. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal relates to "shareholder input on a poison pill." The Proposal states in part:

> RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

<u>See</u> Exhibit A for copy of full proposal.

Maytag believes that it properly may exclude portions of the Proposal from the 2004 Proxy Statement and form of proxy. In particular, we believe that portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3) because they contain false and misleading statements of fact or assertions.[1] Parts of the Proposal should also be omitted from the proxy materials as contrary to Rule 14a-9 because they contain unsupported generalizations, missing cites, or mis-statements. The Proponent fails to provide authority, and in some instances even a source, for statements in the Proposal. The reasons for our conclusions are more particularly described below (the statements will be addressed in the order they are made in the Proposal): [Note: Shareholder Proposal language is highlighted in **bold**]

1. "We as shareholders voted in support of this topic and one other pro-shareholder topic:"

Year	**Vote regarding Pill**		**Annual Election of Each Director**	
1999	**-**		**52%**	
2000	**-**		**51%**	Correction 49.8%
2001	**62%**	Correction 61.58%	**56%**	
2002	**58%**	Correction 57.48%	**57%**	Correction 55.2%
2003	**62%**	Correction 61.03%	**59%**	

First, The information about the vote totals is incorrect. Corrected statistics are indicated above. See 10Q filings for each Second Quarter for voting results. Second, the second column labeled "Annual Election of Each Director" contains information about another shareholder proposal that is irrelevant to the proposal at issue and should be stricken.

Consequently, Maytag intends to a) correct the figures under the column "Vote regarding Pill" and (b) omit the column "Annual Election of Each Director."

2. "Institutional investors in general own 61% of our stock in 2003."

Without support it is unclear as to how the Proponent derived this number. (Maytag neither tabulates nor reports the characteristics of its stockholders).

Consequently, Maytag intends to omit this statement.

---

[1]As stated, Rule 14a-8(i)(3) permits the omission of a shareholder proposal, or portions thereof, if the proposal or its supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits registrants from including statements in their proxy statements that are "false or misleading with respect to any material fact, or which omit[ ] to state any material fact necessary in order to make the statements therein not false or misleading." In particular, the Staff has recognized that a proposal or portions of the proposal may be excluded under Rule 14a-8(i)(3) if they contain false and misleading statements. See *Emerson Electric Co.* (available Oct. 27, 2000); and *The Boeing Co.* (Chevedden) (available Mar. 6, 2000).

3. **"Our Directors have thus violated this pro-shareholder policy 8 times."**

Again, this statement is incorrect according to the vote totals listed above in No. 1. In addition, the statement refers to another shareholder proposal and is therefore irrelevant.

Consequently, Maytag intends to omit this statement.

4. **"This topic also won an overall 60% yes-vote at 79 companies in 2003."**

There is no reference to a source that supports this statement. (There is a string of references at the end of the proposal, but no way to tell which reference matches which factual statement.)

Consequently, Maytag intends to omit this statement.

5. **"Nick Rossi, P. O. Box 249, Boonville, Calif. 95415 submitted this proposal."**

Maytag is required to indicate the name; address and the number of shares held by the proponent and is allowed to list the representative of the proponent. See Exhibit B and SEC Rule 14 (a)-(8) (l) (1).

Consequently, Maytag intends to state: "Nick Rossi, P. O. Box 249, Boonville, Calif. 95415 submitted this proposal. Mr. Rossi owns 800 shares of stock and is represented by John Cheveddan."

6. **"Poison pills entrench the current management, even when it's doing a poor job. Pills water down shareholders' votes and deprive them of a meaningful voice in corporate affairs. From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001"**

There is no reference to a page number in the source (a book) that supports this factual statement.

Consequently, Maytag intends to omit this statement.

7. **"Poison Pill Negative. The key negative of poison pills is that pills can preserve management deadwood. Source: Moringstar.com "**

> The source of "Morningstar.com" is insufficient. The date of "August. 15, 2003", which is included after the proposal under References, should be included after this sentence to allow the reader to verify the source.

Consequently Maytag intends to add the date "August 15, 2003 after the source "Morningstar.com."

8. "Diluted Stock. An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail. Source: The "Motley Fool"

> The reference to "Motley Fool" is inadequate to verify the quote. The date of "June 13, 1997" under References at the end of the proposal is not an adequate citation to verify the quote. Maytag searched for the article, but found no such article.

Consequently, Maytag intends to omit this statement.

9. "Like a Dictator. Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you. T. J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years. "

> The statement contains no reference. The citation of "Wall Street Journal, April 28,1999" under "References" after the end of the proposal should be included after this sentence to allow the reader to verify the source.

Consequently Maytag intends to add the citation "Wall Street Journal, April 28,1999" at the end of this sentence.

10. " Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June-Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002."

The references above at the end of the proposal under "Notes" do not match a specific statement.

Consequently Maytag intends to delete these references except for the ones that could be matched to a statement and verified. Those will be inserted after the statement as indicated above under paragraphs 6 & 8.

Failure by the Proponent to provide citations or other documentation renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. In *Alaska Air Group* (available March 26, 2000), the Staff in each instance found that the assertions could be omitted, unless the proponent provided factual support.

For the foregoing reasons, we believe that portions of the Proposal may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded (or modified as indicated above).

Maytag anticipates that the 2004 Proxy Statements will be finalized for prhnting on or about March 4, 2004. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at 641-787-8505.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Sincerely,

Patricia J. Martin
Vice-President, Deputy General Counsel and Secretary
Telephone: 641-787-8505
Facsimile: 641-787-8102

PJM

Enclosures: Exhibit A: 2004 Poison Pill shareholder proposal
Exhibit B: Letter dated October 27, 2003 showing Mr. Rossi owns 800 shares of Maytag stock and letter dated October 22, 2003 stating that Mr. Chevedden is representing Mr. Rossi.
Copy of this letter for return acknowledgment
Return self-addressed envelope

cc with enclosures: Nick Rossi and John Chevedden
I:\Shareholder Proposals\2004 Proposals\letters\Rossi-Poison Pill 1.5.04.doc

Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

We as shareholders voted in support of this topic and one other pro-shareholder topic:

(1)

Year	Vote regarding Pill	Annual Election of Each Director
1999	-	52%
2000	-	51%
2001	62%	56%
2002	58%	57%
2003	62%	59%

These percentages are based on yes and no votes cast. The 38% vote for our management's objection to this proposal topic in 2003 was only 26% of Maytag shares outstanding. The Council of Institutional investor's www.cii.org formally recommends adoption of this proposal topic and also proposals which are supported by a majority of votes cast.
2 → Institutional investors in general owned 61% of our stock in 2003. (3 →) Our Directors have thus violated this pro-shareholder policy 8 times.

4 → This topic also won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it give our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason.

5 → Nick Rossi, P. O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Pills Entrench Current Management

6 → Poison pills entrench the current management, even when it's doing a poor job. Pills water down shareholders' votes and deprive them of a meaningful voice in corporate affairs.
From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

7 → The key negative of poison pills is that pills can preserve management deadwood.
Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
Source: *Wall Street Journal*, Feb. 24, 2003

"Exhibit A" (typed verbatim from shareholder submission)

Diluted Stock

8 An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

9 Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T. J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

A response by our directors, which could still allow our directors to give a poison pill with not even a vote, would not substitute for this proposal.

Director Confidence in their Oversight

I believe that, by our Directors taking steps to adopt this proposal, our Directors can signal their confidence that our management – with their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

10 The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:

The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June-Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

"Exhibit A" (typed verbatim from shareholder submission)

MorganStanley

Mark S. Christensen
Vice President
Financial Advisor

[illegible] Round Barn Blvd. #201
Santa Rosa, CA 95403

toll-free [illegible]
direct 707 526 1070
fax [illegible]

MYG

Post-it® Fax Note 7671	Date 11-5-03	# of pages ▶ 2
To Patricia Martin	From John [illegible]	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 641-787-8102 -[illegible] -[illegible]	Fax #	

cc: Nick Rossi

October 27, 2003

To Whom It May Concern:

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account
on the respective dates:

May 16, 2002

1000 shares Hubbell Inc A
1000 shares Genuine Parts Co.
525 shares General Motors Corp
800 shares Bethlehem Steel Corp
1000 shares Baker Hughes Inc.
1427 shares Chevron Texaco Corp
1652 shares Fortune Brands Inc.
1652 shares Gallaher Group PLC ADR
419 shares Delphi Automotive Systems
1000 shares Japan Equity Fund Inc.
452 shares Bank of America Corp

May 22, 2002

2000 shares Cedar Fair LP Dep Units
1683 shares Daimler-Chrysler AG

July 9, 2002

1000 shares UST Inc.
1000 shares Teppco Partners LP
2000 shares Service Corp Intl.
800 shares Maytag Corp

"EXHIBIT B"

E

3120 shares	Kimberly Clark Corp
1000 shares	UIL Hldgs Corp
1000 shares	Plum Creek Timber Co Inc REI
300 shares	3M Company (split 9-29-03, 600 shares)
1000 shares	Terra Nitrogen Co LP Com Unit
560 shares	Scottish Power PLC ADR New
600 shares	PG & E Corp
1000 shares	Unilever PLC (new) ADS
7593 shares	Servicemaster Co.
1054 shares	SBC Communications

August 15, 2002

300 shares Marathon Oil Co.

On May 23, 2002 Nick journalled into the same account the following:

200 shares	Safeway Inc Com New
10,000 par value USG Bond 8.50% due 8-1-2005	
1000 shares	Bristol Myers Squibb Co.
500 shares	Bristol Myers Squibb Co was purchased on May 21, 2003

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5/16/02 1436 shares
Reinvested Dividends 5-13-03 57 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

Mark S. Christensen

Mark S. Christensen
Vice President, Investments

"EXHIBIT B"

Nick Ross,
P.O. Box 249
Boonville, CA 95415

Mr. Ralph Hake
Chairman
Maytag Corporation (MYG)
403 West Fourth Street North
Newton, IA 50208
PH: 641-792-7000
FX: 641-791-8376

Dear Mr. Hake,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted in support of the long-term performance of our company. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and-or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi 10/22/03 Nick Rossi

cc: Patricia J. Martin
PH: 641-787-8505
FX: 641-787-8102
FX: 641-787-8433

"EXHIBIT B"

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

We as shareholders voted in support of this topic and one other pro-shareholder topic:

Year	Vote regarding Pill	Annual Election of Each Director
1999	–	52%
2000	–	51%
2001	62%	56%
2002	58%	57%
2003	62%	59%

These percentages are based on yes and no votes cast. The 38% vote for our management's objection to this proposal topic in 2003 was only 26% of Maytag shares outstanding. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic and also proposals which are supported by a majority of votes cast. Institutional investors in general owned 61% of our stock in 2003. Our Directors have thus violated this pro-shareholder policy 8 times.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason.

Nick Rossi, P.O Box 249, Boonville, Calif. 95415 submitted this proposal.

Pills Entrench Current Management

Poison pills entrench the current management, even when it's doing a poor job. Pills water down shareholders' votes and deprive them of a meaningful voice in corporate affairs.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

"EXHIBIT B"

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

A response by our directors, which could still allow our directors to give a poison pill with not even a vote, would not substitute for this proposal.

Director Confidence in their Oversight

I believe that, by our Directors taking steps to adopt this proposal, our Directors can signal their confidence that our management – with their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 23, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to No Action Request
Maytag Corporation (MYG)
Poison Pill Proposal
Nick Rossi

Ladies and Gentlemen:

In response to the company no action request, the numbers preceding the brackets below correspond approximately to the pages of the company letter.

2] The 51% vote for annual election of each director in 2000 is according to the attached independent published source, Investor Responsibility Research Center. The verification of 51% in turn makes the company claim regarding "8 times" on page 3 incorrect.

There are no percentages to the 1/100th listed in the company 10-Q.

3] The verification of 51% above makes the company claim regarding "8 times" incorrect on this page.

The company does not explain why it is critical for shareholders to be left in the dark on the voting results on key interrelated related governance topics at the company. The topics of both proposals are related to the potential success of a bid for company stock. Additionally companies ignoring majority shareholder votes is becoming more of a public policy issue.

The source of the 60% vote is given at the conclusion of the proposal, IRRC Corporate Governance Bulletin, June – Sept. 2003. After the conclusion of the proposal the company was invited to ask the shareholder party if there were any questions on the references. The company failed to do so in its rush to resort to a no action request.

The attached "Key Statistics for MAYTAG CORP - Yahoo! Finance" is *independent* evidence of the 61% institutional investors holdings at Maytag currently. The URL is http://finance.yahoo.com/q/ks?s=MYG. The 61% figure is greater than 54%.

3,4] Please see the attachment on sources.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,

John Chevedden

cc:
Nick Rossi
Ralph Hake

Proxy statement page: 9

Proposed auditors:	Ernst & Young
Same auditors as last year:	Yes, since 1925

Proposal No. 3: Shareholder proposal—Repeal classified board

Proxy statement page:10
Vote requirement: Majority of votes cast (abstentions count against; broker non-votes not counted)
Proponent: John Chevedden
Background: See IRRC Background Report C: *Classified Boards*

Proposal

To request the elimination of the company's classified board so that all directors would be elected annually.

The company's classified board has the following profile:

- Advance notice requirement for the nomination of directors: yes
- Number of classes: three
- Number of years in each class term: three
- Seated directors have the discretion to fill vacancies: yes
- Supermajority vote of 66.7 percent to repeal the provision

Arguments for

Supporters of proposals to declassify boards of directors say staggered boards encourage entrenchment and diminish director accountability to shareholders, since directors do not stand for reelection each year. Proponents of these proposals say that annual elections enable shareholders to have their views reflected currently and on a broader basis.

Arguments against

Opponents say the staggered terms promote continuity and stability in company policies and strategies. The board of directors and management of the company are in the best position to determine the proper board structure.

Voting history from IRRC database*

Year	Votes for	Votes against
2000	50.9	49.1
1999	52.7	47.3
1998	38.4	61.6

* Votes are given as percentages of votes cast for and against.

Quotes & Info

Enter Symbol(s): e.g. YHOO, ^DJI GO Symbol Lookup | Finance Search

Maytag Corp (MYG)

At 4:00PM ET: **28.76** ↓ 0.03 (0.10%) Reuters

Key Statistics

Get **Key Statistics** for: GO

Data provided by Multex, except where noted.

VALUATION MEASURES

Market Cap (intraday):	2.26B
Enterprise Value (12-Jan-04)3:	3.29B
Trailing P/E (ttm):	22.75
Forward P/E (fye 31-Dec-04)1:	12.30
PEG Ratio (5 yr expected)1:	1.33
Price/Sales (ttm):	0.49
Price/Book (mrq):	19.30
Enterprise Value/Revenue (ttm)3:	0.71
Enterprise Value/EBITDA (ttm)3:	8.95

FINANCIAL HIGHLIGHTS

Fiscal Year	
Fiscal Year Ends:	31-Dec
Most Recent Quarter (mrq):	30-Sep-03
Profitability	
Profit Margin (ttm):	2.14%
Operating Margin (ttm):	4.36%
Management Effectiveness	
Return on Assets (ttm):	3.19%
Return on Equity (ttm):	94.38%
Income Statement	
Revenue (ttm):	4.65B
Revenue Per Share (ttm):	59.13
Revenue Growth (lfy)3:	N/A
Gross Profit (ttm)2:	N/A
EBITDA (ttm):	366.92M
Net Income Avl to Common (ttm):	99.41M
Diluted EPS (ttm):	1.264
Earnings Growth (lfy)3:	N/A
Balance Sheet	
Total Cash (mrq):	3.14M

TRADING INFORMATION

Stock Price History	
Beta:	1.711
52-Week Change:	-4.16%
52-Week Change (relative to S&P500):	-20.76%
52-Week High (16-Jan-03):	30.70
52-Week Low (12-Mar-03):	17.90
50-Day Moving Average:	26.51
200-Day Moving Average:	24.80
Share Statistics	
Average Volume (3 month):	549,590
Average Volume (10 day):	488,000
Shares Outstanding:	78.55M
Float:	75.50M
% Held by Insiders:	3.88%
% Held by Institutions:	61.62%
Shares Short (as of 8-Dec-03):	2.11M
Daily Volume (as of 8-Dec-03):	N/A
Short Ratio (as of 8-Dec-03):	4.287
Short % of Float (as of 8-Dec-03):	2.79%
Shares Short (prior month):	1.95M
Dividends & Splits	
Annual Dividend:	0.72
Dividend Yield:	2.50%
Dividend Date:	15-Dec-03
Ex-Dividend Date:	26-Nov-03
Last Split Factor (new per old)2:	2:1
Last Split Date:	27-Oct-87

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January 23, 2004
Poison Pill proposal attachment:
Further information on sources and precedents

With sentences of contrived company objections added to no support or thin support for many such objections, companies may be considered subject to this statement from Martin Dunn, currently Deputy Director, Division of Corporation Finance, Securities & Exchange Commission:

DUNN: If I can interject one thing. I would say the one thing we see that we are spending more of our time on is what we always call the "(i)(3)" stuff regarding false and misleading information. **We're spending more of our time parsing through sentences that companies are displeased with or think violate the proxy rules.** I don't know what we can do to reverse the trend of companies not properly presenting their arguments. We tried to be clear about the process in the Staff Legal Bulletin. But I have definitely seen that we are spending more and more of our time dealing with sub-issues instead of broader issues. And if there are any ideas that anybody has as to how to make that less of the focus, I would love to hear them.

Source:
"Shareholder Proposals: What to Expect in the 2002 Proxy Season"
Teleconference Transcript - Tuesday, November 27, 2001
http://www.realcorporatelawyer.com/misc/teletran.html

Panel:
* **Martin Dunn**, Associate Director (Legal), Division of Corporation Finance, Securities & Exchange Commission
* **Pat McGurn**, Director of Corporate Programs, Institutional Shareholder Services
* **Nell Minow**, Editor, The Corporate Library
* **John Wilcox**, Vice Chairman, Georgeson Shareholder
* **Beth Young**, Corporate governance consultant, former Shareholder Initiatives Coordinator, AFL-CIO

The Council of Institutional Investors www.cii.org formally recommends adoption of this [poison pill] proposal topic and also proposals which are supported by a majority of votes cast.

Source: Council of Institutional Investors Corporate Governance Policies updated September 4, 2003

Contrary to some company claims, there is no proposal text that Council of Institutional Investors recommendations are focused on one particular company. Companies produced no evidence that this proposal topic has been submitted to only one company. Companies have not claimed that stating a Council policy applies to *all* companies would be incorrect.

This topic also won an overall 60% yes-vote at 79 companies in 2003.

Source: IRRC Corporate Governance Bulletin, June – Sept. 2003

Pills Entrench Current Management

The following proposal text is virtually an exact quote from "Take on the Street," page 215, by Arthur Levitt, SEC Chairman, 1993-2001:

"They [poison pills] entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful vote in corporate affairs."

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.
Source: Moringstar.com, Aug. 15, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.
Source: The Motley Fool, June 13, 1997

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.
T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years
Source: The Wall Street Journal, April 28, 1999.

Recent Precedents

Proposal text concerning the 60% vote, The Motley Fool, Morningstar.com, Mr. Dunphy and www.cii.org was found to be includable with modification in UGI Corporation (December 18, 2003).

Proposal text concerning *The Wall Street Journal* article, Feb. 24, 2003 was found to be includable with modification in Monsanto Company (November 26, 2003).

The Response letter in The ServiceMaster Company (Jan. 13, 2004) stated:
"• provide a citation to a specific source for the statement '6% of stock is held by insiders';"

Website Address

Companies often fail to explain how objections meet the SLB 14 standard:
Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

FirstEnergy (March 10, 2003) and FirstEnergy (March 17, 2003) both did not concur with the FirstEnergy request to exclude www.cii.org.

Some companies cite obsolete pre-SLB 14 website precedents such as Emerging Germany Fund Inc. (Dec. 22, 1998).

The hidden premise of company opposition to respected corporate governance websites, such as the Council of Institutional Investors, is that shareholders have non-existent or rudimentary internet capabilities. Furthermore search tools such as "Command: Find" are yet to be invented.

Disingenuous company position

- Some companies are in the disingenuous position of arguing against URLs purportedly because URLs can direct shareholders to more information and then claiming shareholders must have more information "to conduct an independent review."

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

We as shareholders voted in support of this topic and one other pro-shareholder topic:

Year	Vote regarding Pill	Annual Election of Each Director
1999	–	52%
2000	–	51%
2001	62%	56%
2002	58%	57%
2003	62%	59%

These percentages are based on yes and no votes cast. The 38% vote for our management's objection to this proposal topic in 2003 was only 26% of Maytag shares outstanding. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic and also proposals which are supported by a majority of votes cast. Institutional investors in general owned 61% of our stock in 2003. Our Directors have thus violated this pro-shareholder policy 8 times.

This topic also won an overall 60% yes-vote at 79 companies in 2003. I do not see how our Directors could object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason.

Nick Rossi, P.O Box 249, Boonville, Calif. 95415 submitted this proposal.

Pills Entrench Current Management

Poison pills entrench the current management, even when it's doing a poor job. Pills water down shareholders' votes and deprive them of a meaningful voice in corporate affairs.

From "Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Source: *Wall Street Journal*, Feb. 24, 2003

Diluted Stock

An anti-democratic management scheme [poison pill] to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Like a Dictator

Poison pills are like a dictator who says, "Give up more of your freedom and I'll take care of you.

T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for 25 years

A response by our directors, which could still allow our directors to give a poison pill with not even a vote, would not substitute for this proposal.

Director Confidence in their Oversight

I believe that, by our Directors taking steps to adopt this proposal, our Directors can signal their confidence that our management – with their oversight – will be the best management to enhance shareholder value.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
Yahoo! Finance, Quotes and Info
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Maytag Corporation
Incoming letter dated January 9, 2004

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote.

There appears to be some basis for your view that portions of the proposal's supporting statement may be materially false or misleading under rule 14a-8(i)(3) and rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence "Institutional investors in general owned 61% of our stock in 2003";
- provide a citation to a specific source for the sentence that begins "This topic also won an ..." and ends "... 79 companies in 2003";
- revise the sentences attributed to Arthur Levitt to include the page reference to the referenced source;
- revise the sentence attributed to Morningstar.com to quote directly the sentence from the source;
- revise the sentence attributed to The Motley Fool to quote directly the sentence from the source; and
- revise the sentence attributed to T.J. Dermot Dunphy to directly quote the sentence from the source.

Accordingly, unless the proponent provides Maytag with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Maytag omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Maytag may identify the representative of the proponent in reliance on rule 14a-8(l)(1). There appears to be some basis for your view, however, that Maytag may include the number of Maytag's voting securities held by the proponent under rule 14a-8(l)(1). Accordingly, we will not recommend enforcement action to the Commission if Maytag includes the number of Maytag's voting securities held by the proponent in its proxy materials in reliance on rule 14a-8(l)(1).

Sincerely,

Anne Nguyen
Attorney-Advisor